UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

Amendment No. 7

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ONEMAIN HOLDINGS, INC.
(Name of Subject Company)

IEG HOLDINGS CORPORATION
(Offeror and Issuer) (Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

85172J101
(CUSIP Number of Class of Securities)

Paul Mathieson President and Chief Executive Officer IEG Holdings Corporation 6160 West Tropicana Ave., Suite E-13 Las Vegas, NV 89103 (702) 227-5626
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to: Laura Anthony, Esq. Legal & Compliance, LLC 330 Clematis Street, Suite 217 West Palm Beach, FL 33401

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$242,918,028.00	$28,154.20

*	Estimated solely for the purpose of calculating the registration fee. The market value of securities to be received was calculated as the product of (i) 134,954,460 shares of IEG Holdings Corporation common stock to be issued if 6,747,723 OneMain Holdings, Inc. shares are tendered and (ii) the last sale price of IEG Holdings Corporation’s common stock of $1.80 per share on April 13, 2017.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$28,154.20
Form or Registration No.:	Form S-4

Filing Party:	IEG Holdings Corporation
Date Filed:	January 5, 2017

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[  ] Rule 133-4(i) (Cross-Border Issuer Tender Offer)

[  ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 7 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2017 by IEG Holdings Corporation, a Florida corporation (“IEG Holdings”), as amended (the “Schedule TO”), relating to the offer (the “Offer”) by IEG Holdings to exchange 20 shares of IEG Holdings common stock for each share of common stock, $0.01 par value per share, of OneMain Holdings, Inc. (“OneMain”), a Delaware corporation, up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares of common stock as of March 31, 2017. IEG Holdings initially filed with the SEC a Registration Statement on Form S-4 on January 5, 2017, relating to the offer and sale of shares of IEG Holdings common stock to be issued to holders of OneMain shares in the Offer, and the Registration Statement on Form S-4 was amended on March 24, 2017, April 7, 2017 and April 18, 2017 (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the preliminary Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which were filed as exhibits to the Schedule TO, as amended (the “Schedule TO”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by IEG Holdings, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Amendment to the Schedule TO

Items 1 through 13.

All information contained in the Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is expressly incorporated herein by reference with respect to Items 1-13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements.

The consolidated financial statements of IEG Holdings for the year ended December 31, 2016, and the notes thereto set forth in the Prospectus beginning on Page F-1 are incorporated into this Schedule TO by reference.

Set forth below is the ratio of earnings to fixed charges with respect to IEG Holdings:

IEG HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (dollars in millions, except ratio).

	Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Earnings:
Income (loss) before provision for income taxes	$-4.728869	$-5.698198	$-5.401754	$-4.477975	$-2.507522
Fixed charges	0.035517	0.838977	0.762783	0.195895	0.051109
Preference share dividends	-0.035517	-0.311056	-0.204526	0	0
Total earnings (losses)	$-4.728869	$-5.170277	$-4.843497	$-4.282080	$-2.456413

Fixed charges:
Interest expense	0	0.527921	0.558257	0.195895	0.051109
Preference share dividends	0.035517	0.311056	0.204526	0	0
Total fixed charges	0.035517	0.838977	0.762783	0.195895	0.051109
Ratio of earnings to fixed charges (a)	-	-	-	-	-

(a) Earnings did not cover total fixed charges by $4.728869 million in 2016, $5.170277 in 2015, $4.383497 in 2014, $4.282080 in 2013 and $2.456413 in 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IEG HOLDINGS CORPORATION

By:	/s/ Paul Mathieson
Name:	Paul Mathieson
Title:	President and Chief Executive Officer
Date:	April 18, 2017